ECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

Perusahaan Perseroan P.T.

Indonesian Satellite Corporation

(Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

APPOINTMENT OF WIDYA PURNAMA

AS PRESIDENT DIRECTOR OF PT PERTAMINA (PERSERO)

Jakarta, 12 August 2004. With regards to the appointment of Widya Purnama, Indosat’s President Director, as the new President Director of PT Pertamina (Persero), he has submitted a letter informing of this appointment to the Company’s Board of Commissioners.

In accordance to the Company’s Articles of Association, his position as the President Director of the Company will be determined in the Company’s Extraordinary General Meeting of Shareholders (EGMS) and the Board of Commissioners will nominate the President Director.

Widya Purnama remains as the President Director of the Company until the EGMS is held. However, he will be on leave of duty until the EGMS and as pursuant to Article 11 paragraph 5 of Indosat’s Articles of Association, the Deputy President Director will cover all his duties.

Indosat is a leading telecommunication and information network, services and informatics provider in Indonesia providing: cellular, fixed telecommunication and multimedia, data communication & internet (MIDI). On 31 March 2004, Indosat’s cellular subscribers were 6.59 million. Indosat's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information, please contact :

Corporate Secretary

Telp : 62-21-3869614

Fax : 62-21-3804045

E-mail: investor@indosat.com

Website: www.indosat.com

Public Relations Department

Telp : 62-21-3869625

Fax  : 62-21-3812617

E-mail : publicrelations@indosat.com

Website : www.indosat.com

Disclaimer:

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.//

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan P.T. Indonesian Satellite Corporation

Date  : August 19, 2004

By  :

_______________________________

Name

:   Widya Purnama

Title

:

President Director